40 - 202A



05064638

File No. __-__

803-00188

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

KISCO MANAGEMENT CORPORATION
111 Radio Circle Drive
Mount Kisco, NY 10549

All communications, notices, and orders to:

Martin E. Lybecker, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of KISCO MANAGEMENT CORPORATION 111 Radio Circle Drive Mount Kisco, NY 10549 File No. ___-____	))))))))))))	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Kisco Management Corporation ("Company"), a New York corporation, hereby files this Application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. The Company also requests that the Commission's Order declare that existing and future entities controlled by the Kohlberg Family, as defined herein, ("Common Control Entities") are not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

I. BACKGROUND

In December 1990, the Company was organized as a New York corporation to serve as the "family office" for Mr. Jerome Kohlberg, Mrs. Nancy Kohlberg, their descendants, and their descendants' spouses (the "Kohlberg Family"). Currently, all of the outstanding stock is owned by members of the Kohlberg Family.[1] The Company provides a number of services to its Clients, as defined below, including asset allocation advice, investment due diligence, 401(k) administration, record-keeping, insurance review services, accounting, federal and state tax advice, preparation of tax returns, as well as numerous other responsibilities. The company provides its investment advisory and investment management services only to a small number of its Clients (the "Advisory Clients").

[1] A small percentage of the Company is owned by a trust, the beneficiaries of which are members of the Kohlberg Family.

The Company's "Clients"[2] comprise (i) the members of the Kohlberg Family, (ii) trusts created by members of the Kohlberg Family, (iii) employees of the Company ("Employees"), (iv) the charitable foundations created by the Kohlberg Family ("Charitable Foundations"), (v) other entities created by Kohlberg Family members and/or Employees (the "Entities"), some of which are Common Control Entities that serve as the general partners of an Investment Vehicle, as defined herein, (vi) partnerships and limited liability companies created by different combinations of the aforementioned Clients and controlled by members of the Kohlberg Family to serve as vehicles for investment (the "Investment Vehicles"),[3] and (vii) certain other individuals who have a relationship with a member of the Kohlberg Family ("Other Clients").[4]

The Company's "Advisory Clients"[5] currently are or in the future may include (i) members of the Kohlberg Family, (ii) several current or former employees of the Company who have lengthy employment histories or executive-level employment histories with the Company ("Key Employees") and who, pursuant to a policy enacted by the Company, are permitted to invest in certain Investment Vehicles, some of which are Advisory Clients, (iii) one Investment Vehicle in which Charitable Foundations created by the Kohlberg Family invest, (iv) several Charitable Foundations, and (v) two of the Investment Vehicles serviced by the Company. The Company currently provides its advisory services with regard to more than $25 million of assets.

On October 26th, 2004, the SEC announced that it would adopt new rules under the Advisers Act that address how investment advisers of "private funds" are to count their clients. Under the new Rule 203(b)(3)-2, advisers must use a "look-through" method of counting its clients, meaning that the partners, shareholders, or members of the entity-client must now be counted as the adviser's clients if the entity qualifies as a private fund. The SEC has set a compliance date of February 1, 2006. Prior to the rule change the Company has determined that it came within the ambit of § 203(b)(3) of the Advisers Act, which exempts from registration requirements those investment advisers with fourteen or fewer clients, so long as they do not

[2] This application does not intend the use of the defined terms "Client" to imply a conclusion that the entity of individual constitutes a "client" as that term is used in § 203(b)(3) of the Advisers Act, nor does such use incorporate any definitions of "client" under Rules 203(b)(3)-1 or 203(b)(3)-2 promulgated under the Advisers Act.

[3] Because no partnership has more than 100 beneficial owners nor has made a public offering of its securities, all such partnerships are excluded from the definition of "investment company" pursuant to Section 3(c)(1) of the Investment Company Act of 1940.

[4] Other Clients may be invested in Investment Vehicles, but are not invested in any of the Investment Vehicles that are Advisory Clients and do not receive any investment advice from the Company. The Company assists the Other Clients only by performing record-keeping functions and preparing tax returns that are often related to their investments in non-Advisory Client Investment Vehicles. Therefore, even under the new client-counting rules, the Other Clients would not be considered "clients" of the Company under § 203(b)(3) of the Advisers Acts.

[5] The Company uses the term "Advisory Client" with the intention of concluding that each Advisory Client or a combination of Advisory Clients constitutes a "client" for the purposes of § 203(b)(3) of the Advisers Act and the Rules promulgated thereunder.

offer their services to the general public or provide investment advice to any investment companies. Until mid 2005, the Company provided investment advice in exchange for an asset-based fee to two limited partnerships in which a limited number of non-family members were permitted to invest; nonetheless, the Company still fell within the private-adviser exception because these non-family members had ties to the Kohlberg Family and the Company has never held out any of its advisory services or itself to the public.

The Company is cognizant of the goals of the new client-counting rules, and has endeavored to ensure that it can remain within the scope of the registration exception provided by § 203(b)(3) of the Advisers Act. Since promulgation of the new rules, the Company has severed ties to those clients in the aforementioned limited partnerships who were neither members of the Kohlberg Family nor Key Employees of the Company. As a result of these moves, the Company still falls within the exception provided by § 203(b)(3), even when applying the new client-counting rules. However, as Jerome and Nancy Kohlberg's thirteen grandchildren reach adulthood and become independent Advisory Clients, the Company will soon exceed the fourteen-client limit to the exception provided by § 203(b)(3). To avoid this eventuality the Company is seeking a determination today that it is not a person within the intent of the Advisers Act. With this exemption, the Company will be able to provide its services to the entire Kohlberg Family for the foreseeable future and enjoy the flexibility to create such Investment Vehicles as may be beneficial to them.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ."

Section 203(b) of the Advisers Act provides several exceptions from registration, none of which would appear to apply to the Company. Specifically, the exception under § 203(b)(1), for "intrastate" investment advisers, is not available to the Company because not all of the Company's Advisory Clients are residents of New York; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. Furthermore, as discussed above, the private adviser exception under § 203(b)(3) may apply presently and even under the new client-counting rules, but in the near future the number of clients is sure to exceed fourteen as the Kohlberg grandchildren become independent Advisory Clients of the Company. Finally, the Company could not satisfy the conditions in Section 203A(a) of the Advisers Act and would be required to register with the Commission, since the assets under management total over $25 million.

Therefore, if the Company were found to be within the definition of an investment adviser it would appear that it could soon be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's investment advisory activities make up a relatively small portion of the services that the Company performs, (iii) the stockholders of the Company do not view their investment in the Company primarily as a portfolio asset that is expected to produce returns, as they view the Company's primary purpose as a mechanism to provide the service needs of the Kohlberg Family and the Company's other Clients in a businesslike manner, and (iv) the Company is a "family office" for the Kohlberg Family and has no plans to offer its advisory services to anyone other than the Kohlberg Family, Charitable Foundations, the Investment Vehicles, and the Company's Key Employees. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Advisers Act.

III. DISCUSSION

A. The Majority of the Business of the Company Is Not "Giving Advice About The Advisability of Investing in Securities"

The Company's investment advisory activities constitute a small fraction of the services the Company provides to the Kohlberg Family and its other Clients. Only two of the Company's fourteen employees have any involvement in the Company's investment advisory activities. At least fifty percent of the fees that the Company receives for its services are payments for the administrative, accounting, tax advice and preparation, record-keeping, computer, support, and oversight functions it performs for its Clients. The Company believes that the limited amount of investment advisory services it performs, as part of the total mix of services performed by its employees, must be taken into account in determining whether its services as a "family office" to the Kohlberg Family will require registration under the Advisers Act.

With respect to the investment advisory services the Company does provide, the vast majority involve evaluation of hedge fund and private equity investments, as well as managed accounts and alternative investments.[6] Most of the Advisory Clients' investments made in publicly-traded equity securities are managed by unaffiliated wealth managers who are supervised by the Company. The Company rarely performs due diligence on publicly-traded equity investments and, in the past, has only done so when specifically requested by a member of the Kohlberg Family or when such securities have been distributed to an Advisory Client by an investment partnership. Thus, the Company believes that its activities are far from the paradigm investment adviser situation of persons giving investment advice about equity securities of publicly-traded companies whose shares are listed for trading on a stock exchange or regularly traded in the over-the-counter markets.

Regarding the portion of its services that the Company provides for its Advisory Clients, the Company mainly performs investment due diligence on proposed investments. For the members of the Kohlberg Family, the Company researches prospective hedge fund investments and evaluates the managers of hedge funds. The Company also evaluates private equity investment opportunities for members of the Kohlberg Family. The Company does not have final discretion over the investments of any member of the Kohlberg Family or any Key Employee: each makes his or her own decision to invest in a particular investment or Investment Vehicle

[6] For example, past alternative investments have been an interest in a timber company and an interest in a coal company.

based only in part on the services performed and the information provided by the Company. With respect to the advice the Company provides the Investment Vehicles, the Company researches specific investments, such as private equity and hedge fund investments. Generally, the Company then makes recommendations regarding these investment opportunities to the Common Control Entity that acts as the manager or general partner of the Investment Vehicle. The Common Control Entity, in conjunction with the Company, decides whether to invest the Investment Vehicle's assets in the particular opportunity. The Company itself has investment discretion over one Investment Vehicle's assets, which constitute less than 5% of the assets of its advisory clients. The Company is not taking the position that a person must have investment discretion over a client's account in order to satisfy the definition of investment adviser, but it is making the point that, taking into account the type of activities that it does conduct and the use to which most of its Clients put those activities, it is not the kind of person which is generally regulated as an investment adviser.

B. The Company Does Not Provide Investment Advice To The Public

The Company's current Advisory Clients are all either members of the Kohlberg Family, such entities as have been created to act as Investment Vehicles for their benefit, one Charitable Foundation, and one Investment Vehicle in which Charitable Foundations invest. Once the new client-counting rules take effect, several other Charitable Foundations will become Advisory Clients because of their investment in the one Investment Vehicle that was created to invest the assets of Charitable Foundations. Key Employees may also become Advisory Clients after the effective date of Rule 203(b)(3)-2, as they are permitted, pursuant to a Company policy, to invest in certain Investment Vehicles, including the two that are currently Advisory Clients. Although the Company plans to continue to permit such investments by Key Employees, the Company has not provided and will not, in the future, provide any investment advisory service to any Key Employee in his or her individual capacity. Thus, but for the newly enacted Rule 203(b)(3)-2, no Key Employee would be considered a "client" of the Company, as that term is defined by § 203(b)(3) of the Advisers Act.

Any new Advisory Clients that the Company takes on will be similarly situated to these types of Advisory Clients -- they will be future Key Employees, new members of the Kohlberg Family, new entities created to serve as Investment Vehicles or new Charitable Foundations. The Company has no plans to extend its services to the public at large. Indeed, the Company does not hold itself out to the public as an investment adviser. The name of the Company does not have any overtly suggestive connotations regarding investment advice and the Company is not listed in the phonebook. The Company engages in no advertising or other marketing activities and does not attend investment management-related conferences as a vendor. Outside the Kohlberg Family, the Company's Clients, and those who provide services to the Company -- such as its commercial banks, accountants, and lawyers -- the Company does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

As discussed above, the Company's principal activities are not investment advisory in nature. The largest portion of the Company's activities involve providing services that do not involve investment advice of any kind, including accounting services and federal and state tax preparation and advice. Furthermore, to the extent that the Company does provide investment advice, it does so mainly in relation to private equity and hedge fund investments, not investments in publicly-traded equity securities. Thus the Company's activities are not the kind of investment advisory activities that are at the core of what the Advisers Act is meant to regulate.

C. There Is No Public Interest in Requiring The Company To Be Registered Under the Advisers Act

The Company is a private organization that was formed to be the "family office" for the Kohlberg Family. All of the Company's Clients have a close relationship with the Kohlberg Family and the Company's Advisory Clients all are members of the Kohlberg Family, Key Employees of the Company who interact with and work with members of the family, and have done so for many years, Charitable Foundations created by the Kohlberg Family, or are Investment Vehicles created for the benefit of the Charitable Foundations or Kohlberg Family. There are no public Clients or Advisory Clients in the sense of retail investors. Indeed, the types of services provided by the Company are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors. By the same token, very few retail investors would be willing to receive the services provided by the Company and use that as a baseline for making investment decisions. The Company's services are sharply tailored to the needs of the Kohlberg Family and its other Clients, not to the needs of the retail public.

The Company has no plans, now or in the future, to solicit or accept Clients from the retail public. The Company has never provided and does not intend to provide any of its services to the general public and, in light of new Rule 203(b)(3)-2, has severed ties with non-family member investors that were invested in two of its Investment Vehicles that are Advisory Clients. The Company was organized to serve as the "family office" for the Kohlberg Family, and that will be its exclusive mission.

D. The Company Cannot Rely on Section 203A(a) of the Advisers Act

The Company's principal business is located in New York. Although there are state statutes in New York that regulate persons who are investment advisers, the Company cannot rely on Section 203A(a) of the Advisers Act because the Company would have assets under management greater than the minimum amount set forth in Section 203A(a) and the rules thereunder.

IV. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least four instances. In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation all of the stock of which was held in trust for the benefit of members of a single family and which furnishes investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998) (corporation, all the stock of which was held in trust for the benefit of one family, which provided a wide array of services, including some investment advisory services, for that trust and other clients who were members of the family, or entities created by them).

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6240

All requirements for the execution and filing of this Application on behalf of the Company have been complied with and are in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The Company has adopted the Resolution attached as Exhibit A authorizing the filing of the application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act. The Company submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and Bylaws of Kisco Management Corporation have been complied with in connection with the execution and filing of this Application. Kisco Management Corporation, by resolutions duly adopted by its Board of Directors as of 19th of September, 2005 (certified copies of such resolutions are attached as Exhibit A to this Application), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Kisco Management Corporation has caused the undersigned to sign this Application on its behalf in the County of Westchester, State of New York, on this 19th day of September, 2005.

Kisco Management Corporation

By: James O. Welch III
NAME: James O. Welch, III
TITLE: Chief Executive Officer

Attest: Mary-Ann Siwert

VERIFICATION

STATE OF NEW YORK) ss
COUNTY OF WESTCHESTER)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application ("Application") dated 19th September, 2005, for and on behalf of Kisco Management Corporation (the "Company"); that he is the Chief Executive Officer of the Company; and that all actions by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

KISCO MANAGEMENT CORPORATION

By: James O. Welch III
NAME: James O. Welch, III
TITLE: Chief Executive Officer

Subscribed and sworn to before me a notary public this 19th day of September, 2005.

Mary-Ann Sievert
Official Seal

My Commission expires ___________________

Mary-Ann Sievert
Notary Public, State of New York
No. 01SI6045090
Qualified in Putnam County
Certified in Westchester County
Commission Expires July 24, 2006

LIST OF EXHIBITS

Exhibit A	Resolution of the Board of Directors of Kisco Management Corporation
Exhibit B	Proposed Form of Notice.

EXHIBIT A

RESOLUTIONS OF KISCO MANAGEMENT CORPORATION

The undersigned hereby certifies that Lawrence E. Kraus is Secretary of Kisco Management Corporation and further certifies that the following resolutions were duly adopted by the Board of Directors of the Company on 19th September, 2005, and are still in full force and effect.

RESOLVED, that each of the undersigned does hereby waive all formal requirements, including the necessity of holding a formal or informal meeting, and any requirements that notice of such meeting be given.

RESOLVED, that the officers of Kisco Management Corporation (the "Company") be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an Application for Exemption from Section 202(a)(11)(F) of the Investment Advisers Act of 1940 thereunder, substantially in the form as attached hereto as Exhibit A, to the extent necessary to declare it to be a person not within the intent of the Advisers Act.

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to execute and cause to be filed any and all amendments to such Application as the officers executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable; and

IN WITNESS WHEREOF, I hereunto set my hand, this 19th day of September, 2005.



Name: Lawrence E. Kraus
Secretary

US1DOCS 5167371v6

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-_______; 812-_____________]

Kisco Management Corporation

_________________, 2005

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice of Application for exemption under the Investment Advisers Act of 1940 ("Adviser Act").

APPLICANT: Kisco Management Corporation

RELEVANT 1940 ACT SECTION: Order requested under Section 202(a)(11)(F) of the Advisers Act declaring the applicant to be a person not within the intent of the Advisers Act.

SUMMARY OF APPLICATION: Applicant requests an order declaring that it is not a person within the intent of the Advisers Act and that existing and future entities controlled by the Kohlberg Family, as defined herein, are not within the intent of the Advisers Act.

FILING DATE: The application was filed on ________ 2005.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ______, 2005, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, Kisco Management Corporation, 111 Radio Circle Drive, Mount Kisco, NY 10549.

FOR FURTHER INFORMATION CONTACT: ___________________, at (202) 942-0719, (Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application, the complete Application is available for a fee from the Commission's Public Reference Branch.

I. APPLICANT'S REPRESENTATIONS

1. The Company was organized as a New York corporation in 1990 by members of the Kohlberg family in order to serve as a "family office" that would provide services to Mr. Jerome and Mrs. Nancy Kohlberg and their descendants (the "Kohlberg Family"). Today, the Company still performs these services for the Kohlberg Family and such entities created to act as investment vehicles for the benefit of Kohlberg Family or the benefit of charitable foundations created by the Kohlberg Family. Entities controlled by the Kohlberg Family make the final investment decisions for the investment vehicles.

2. The Company is paid for its services by the Kohlberg Family and by the Company's other clients. The Company's employees' salaries are paid out of the payments received by the Company. At present, the Company is responsible for at least $25 million of assets invested through numerous different investment vehicles involving numerous investment opportunities. It provides investment advice in exchange for compensation to two of these investment vehicles. Although some of those investment vehicles offer opportunities involving publicly-traded companies, the majority of the clients' assets are invested in opportunities that involve private equity, alternative investments, and hedge funds.

II. APPLICANT'S LEGAL ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ."

2. Section 203(b) of the Advisers Act provides several exceptions from registration, none of which, Applicant asserts, would appear to apply to the Company. Applicant states that, specifically, the first exception, for "intrastate" investment advisers, is not available to the Company because not all of the Company's "clients" are residents of New York; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. Applicant believes the third exception, for "private" investment advisers, may also not be available in the near future if the Company were required to consider and count as "clients" (a) members of the Kohlberg Family, (b) certain employees of the Company, and (c) the trusts, foundations, partnerships, and other entities created by the aforementioned persons.

3. Lastly, Applicant states that the Company could not satisfy the conditions in Section 203A(a) of the Advisers Act, because the Company would have assets under management greater than the minimum amount set forth in Section 203A(a) and the rules thereunder.

4. Applicant asserts that, therefore, if the Company were found to be within the definition of investment adviser it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's investment advisory activities make up a

relatively small portion of the services that the Company performs, (iii) the stockholders of the Company do not view their investment in the Company primarily as a portfolio asset that is expected to produce returns, as they view the Company's primary purpose as a mechanism to provide the service needs of the Kohlberg Family and the Company's other clients in a businesslike manner, and (iv) the Company is a "family office" for the Kohlberg Family and has no plans to offer its advisory services to anyone other than members of the Kohlberg Family, certain employees of the Company, charitable foundations created by the Kohlberg Family and entities that act as investment vehicles created for the benefit of the Kohlberg Family or the charitable foundations.

5. Applicant states that the Company provides investment due diligence on proposed hedge fund and private equity investments, and evaluates hedge fund managers for the members of the Kohlberg Family and certain entities it advises. The Company also provides some asset-allocation advice for members of the Kohlberg Family and coordinates the process through which its clients may select unaffiliated wealth managers to provide asset allocation and discretionary management of their investments in publicly-traded issuers. When the Company's activities directly involve shares of publicly-traded issuers, they rarely entail providing investment due diligence. Although it could clearly be argued that interests in private investment partnerships organized, for example, as limited partnerships involve the issuance of a security as defined in Section 202(a)(18) of the Advisers Act, Applicant believes that the Company's activities are well out of the mainstream of persons giving investment advice about equity securities of publicly-traded companies whose shares are listed for trading on a stock exchange or regularly traded in the over-the-counter markets.

6. Applicant represents that it does not have final investment discretion over any of its clients' investments, except for the assets of one investment vehicle, which constitute less than 5% of the assets of its clients. In short, the vast majority of its clients make their own investment decisions based only in part on the services performed and information provided by the Company. Applicant asserts that it is not taking the position that a person must have investment discretion over a client's account in order to satisfy the definition of investment adviser, but Applicant does allege that, taking into account the type of activities that it does conduct and the use to which its clients put those activities, it is not the kind of person which is generally viewed as an investment adviser.

7. Applicant states that its investment advisory activities, such that they are, constitute a small portion of the Company's overall activities. Only two of the Company's fourteen employees have any involvement whatsoever with providing investment advisory services. The other employees concentrate on accounting, federal and state tax advice, and other non-investment advisory services. Applicant believes that the relative size of its investment advisory activities as part of the total mix of services performed for its clients must be taken into account in determining whether its services as a "family office" to the Kohlberg Family require registration under the Advisers Act.

8. Applicant states that it does not hold itself out to the public as an investment adviser. The Company does not engage in any advertising, is not listed in the telephone book, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities whatsoever. In short, the Company refrains from engaging in activities that

could be construed as holding its services out to the public. Moreover, the Company would never accept any new clients for any service that it provides, except for clients similar to those the Company has now, including future key employees, new members of the Kohlberg Family, new charitable foundations created by the Kohlberg Family, and new entities created for the benefit of the Kohlberg Family or the charitable foundations. Outside of the Kohlberg Family, the Company's other non-advisory clients, and those who provide services to the Company, Applicant does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

9. Applicant represents that the payments that the Company receives for its services are at least fifty percent payments for administrative, tax services, accounting, computer, support, and oversight functions.

10. Applicant states that its principal activities are not investment advisory in nature. As discussed above, a large portion of the Company's activities involve providing services to its clients that do not involve investment advice of any kind.

11. Applicant states that the Company is a private organization that was formed to be the "family office" for the Kohlberg Family. All of the Company's advisory clients have a close relationship with the Kohlberg Family in that they are all either members of the Kohlberg Family, key employees of the Company who interact with and work with or have worked with members of the Kohlberg Family on an almost-daily basis, charitable foundations, or are entities created by or for the benefit of the Kohlberg Family or the benefit of the charitable foundations. There are no public clients in the sense of retail investors. Indeed, Applicant believes that the types of services provided to its clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors. By the same token, very few retail investors would be willing to receive the asset allocation and investment due diligence services provided by the Company, and use that as a baseline for making investment decisions. The Company's services are sharply tailored to the needs of its clients, not to the needs of the retail public. That is why the Company does not exercise investment discretion over any of the investments made by most of its clients: they are sophisticated persons able to make complex investment judgments for themselves.

12. Applicant states that the Company has no plans, now or in the future, to solicit or accept clients from the retail public. Applicant asserts that it was organized to serve as the "family office" for the Kohlberg Family, and that will be its exclusive mission.

13. Applicants believe that the relief requested in this Application is substantially similar to that granted by the Commission in at least four instances. In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941)(corporation all of the stock of which was held in trust for the benefit of members of a single family and which furnishes investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949)(corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949)(general partnership

organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); and In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998)(corporation, all the stock of which was held in trust for the benefit of one family, which provided a wide array of services, including some investment advisory services, for that trust and other clients who were members of the family, or entities created by them).

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Jonathan G. Katz

Secretary